Exhibit 99.1

U.S. District Court Upholds Federal Permit for Rhyolite Ridge Lithium-Boron Project

31 March 2026 – SYDNEY, Australia – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) is pleased to announce that The U.S. District Court for the District of Nevada today issued its decision in Center for Biological Diversity v. Stone-Manning, upholding the approval of the Rhyolite Ridge mine plan.

The Rhyolite Ridge Lithium-Boron Project (Project) will mine and process two critical minerals in Nevada. The Project will provide a significant new source of two materials necessary for permanent magnets, batteries, semiconductors, behind-the-meter energy and military applications — strengthening the U.S. supply chain, reducing reliance on foreign sources, and bolstering national security.

The Court found that the Bureau of Land Management (BLM) and U.S. Fish and Wildlife Service (USFWS) complied with the Endangered Species Act, Federal Land Policy and Management Act, and National Environmental Policy Act in their review and approval of the project.

Ioneer issued the following statement:
“Ioneer is pleased that the District Court denied all challenges to the Rhyolite Ridge mine plan. For more than six years, we have worked closely with state, federal and tribal representatives, as well as the Fish Lake Valley community, to responsibly develop our Rhyolite Ridge Lithium-Boron Project.

This favorable outcome is a significant milestone and allows us to continue advancing our work in delivering lithium and boron for the United States.

Rhyolite Ridge will create hundreds of new American jobs, reduce reliance on foreign materials and processing, and provide a domestic source of two critical minerals.

We look forward to completing our strategic partnering process and beginning construction.”

Bernard Rowe, Ioneer Managing Director, added, “Today’s outcome is a credit to all involved parties in the thorough assessment and approval process. We look forward to bringing our long-term, low-cost and stable supply of lithium and boron online.”

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—

About Ioneer

Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy’s Energy Dominance Financing Program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Important Notice and Disclaimer

Forward-Looking Statement

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forwardlooking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

Investor Relations

Chad Yeftich, Ioneer USA Corporation
Investor Relations
T: +1 775 993 8563
E: ir@ioneer.com

Media Relations
Daniel Francis, FGS Global
E: daniel.francis@fgsglobal.com